As filed with the Securities and Exchange Commission on November 22, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NEW CENTURY TRS HOLDINGS, INC.

(Name of Subject Company (Issuer))

NEW CENTURY TRS HOLDINGS, INC.

(Names of Filing Person (Offeror))

3.50% Convertible Senior Notes Due 2008

(Title of Class of Securities)

64352D AA9

64352D AB7

(CUSIP Numbers of Class of Securities)

Brad A. Morrice

Vice Chairman, President and Chief Operating Officer

New Century Financial Corporation

18400 Von Karman Avenue, Suite 1000

Irvine, California 92612

(949) 440-7030

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Peter T. Healy, Esq. O’Melveny & Myers LLP 275 Battery Street, 26th Floor San Francisco, California 94111 (415) 984-8700	Steven B. Stokdyk, Esq. Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, California 90067 (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (1)
$399,840,000	$50,659.73
(1)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the 3.50% Convertible Senior Notes due 2008 of New Century TRS Holdings, Inc. on November 18, 2004, which was 190.4% of par. The amount of the filing fee equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,429.22	Filing Party:	New Century TRS Holdings, Inc.
			New Century Financial Corporation
Form or Registration No.:	Form S-4 (333-120209)	Date Filed:	November 4, 2004
	Form S-4 (333-120209-01)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This tender offer statement on Schedule TO relates to an offer (the “Offer”) by New Century TRS Holdings, Inc., a Delaware corporation (“New Century TRS”), to have converted all of its 3.50% Convertible Senior Notes due 2008 (CUSIP Nos. 64352D AA9 and 64352D AB7) (the “Notes”) for cash and shares of common stock, par value $.01 per share, of New Century Financial Corporation, a Maryland corporation (“New Century Financial”), upon the terms and subject to the conditions contained in the prospectus (as may be amended or supplemented from time to time, the “Prospectus”) dated November 22, 2004 and the related letter of transmittal, which form part of New Century TRS’s and New Century Financial’s joint Registration Statement on Form S-4 (File Nos. 333-120209 and 333-120209-01), originally filed with the Securities and Exchange Commission on November 4, 2004 (as amended, the “Registration Statement”).

The tender offer statement on Schedule TO is being filed in satisfaction of the requirements on Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in response to Item 1 of this tender offer statement on Schedule TO.

Item 2. Subject Company Information.

The name of the issuer of the Notes is New Century TRS. New Century TRS’s principal executive offices are located at 18400 Von Karman Avenue, Suite 1000, Irvine, California 92612 and the telephone number of its principal executive offices is (949) 440-7030.

The subject class of securities to be exchanged in the Offer is New Century TRS’s 3.50% Convertible Senior Notes due 2008. As of November 22, 2004, $210,000,000 aggregate principal amount of Notes were outstanding.

There is no established trading market for the Notes except for limited or sporadic quotations.

Item 3. Identity and Background of Filing Person.

New Century TRS is the filing person. The information in response to Item 2 is incorporated herein by reference in response to Item 3 of this tender offer statement on Schedule TO.

Item 4. Terms of the Transaction.

The information under the headings “Summary,” “The Offer,” and “Material U.S. Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference in partial response to Item 4 of this tender offer statement on Schedule TO. In addition, no Notes are to be purchased from any officer, director or affiliate of New Century TRS.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The information under the subheading “Summary — Transactions Related to the Offer” in the Prospectus is incorporated herein by reference in response to Item 5 of this tender offer statement on Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “The Offer — The Purpose of the Offer, “ “The Offer — Use of Proceeds” and “Summary — Transactions Related to the Offer” in the Prospectus is incorporated herein by reference in response to Item 6 of this tender offer statement on Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

The information under the subheading “The Offer — Use of Proceeds” in the Prospectus is incorporated herein by reference in partial response to Item 7 of this tender offer statement on Schedule TO. In addition, no financing plans or arrangements have been made by New Century TRS in order for it to consummate the Offer.

Item 8. Interest in Securities of the Subject Company.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

With respect to solicitations in connection with the Offer, the information under the subheadings “The Offer — Dealer Managers,” “The Offer — The Exchange Agent” and “The Offer — The Information Agent” in the Prospectus is incorporated herein by reference in partial response to Item 9 of this tender offer statement on Schedule TO. In addition, none of New Century TRS, New Century Financial, the dealer managers, the exchange agent or the information agent is making any recommendation as to whether noteholders should choose to tender the Notes in the Offer.

Item 10. Financial Statements.

(a)(1) The information for the fiscal years ended December 31, 2003 and 2002 on pages F-1 to F-46 in New Century TRS’s Annual Report on Form 10-K, as amended, and on pages F-1 to F-47 on Exhibit 99.1 to New Century Financial’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 14, 2004, is incorporated herein by reference in partial response to Item 10 of this tender offer statement on Schedule TO.

(a)(2) The information on pages 2 to 19 in New Century Financial’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 and pages 2 to 19 in New Century TRS’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference in partial response to Item 10 of this tender offer statement on Schedule TO.

(a)(3) The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial response to Item 10 of this tender offer statement on Schedule TO.

(a)(4) At September 30, 2004, the book value per share of New Century Financial common stock was $23.61.

Item 11. Additional Information.

New Century TRS and New Century Financial are not aware of any regulatory approvals necessary to complete the Offer except for those that may be imposed by applicable securities laws.

Item 12. Exhibits

Exhibit No.	Description
Exhibit (a)(1)(i)	Prospectus dated November 22, 2004 (incorporated by reference to the joint Prospectus dated November 22, 2004 of New Century Financial and New Century TRS filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

Exhibit (a)(1)(ii)	Letter of Transmittal.

Exhibit (a)(1)(iii)	Notice of Guaranteed Delivery.

Exhibit (a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(2)	None.

Exhibit (a)(3)	None.

Exhibit (a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

Exhibit (a)(5)	Press Release dated November 22, 2004 announcing the commencement of the Offer (incorporated by reference to the Press Release dated November 22, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended).

Exhibit (b)	None.

Exhibit (d)	Purchase Agreement by and between New Century Financial and New Century TRS, dated November 3, 2004 (incorporated by reference to Exhibit 10.1 to New Century TRS’s Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2004).

Exhibit (g)	None.

Exhibit (h)	Opinion of O’Melveny & Myers LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW CENTURY TRS HOLDINGS, INC.

November 22, 2004	By:	/s/ ROBERT K. COLE
Robert K. Cole Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit (a)(1)(i)	Prospectus dated November 22, 2004 (incorporated by reference to the joint Prospectus dated November 22, 2004 of New Century Financial and New Century TRS filed pursuant to Rule 424(b)(3) of the Securities Act of 1933, as amended).

Exhibit (a)(1)(ii)	Letter of Transmittal.

Exhibit (a)(1)(iii)	Notice of Guaranteed Delivery.

Exhibit (a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(2)	None.

Exhibit (a)(3)	None.

Exhibit (a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

Exhibit (a)(5)	Press Release dated November 22, 2004 announcing the commencement of the Offer (incorporated by reference to the Press Release dated November 22, 2004 filed pursuant to Rule 425 of the Securities Act of 1933, as amended).

Exhibit (b)	None.

Exhibit (d)	Purchase Agreement by and between New Century Financial and New Century TRS, dated November 3, 2004 (incorporated by reference to Exhibit 10.1 to New Century TRS’s Form 8-K, as filed with the Securities and Exchange Commission on November 4, 2004).

Exhibit (g)	None.

Exhibit (h)	Opinion of O’Melveny & Myers LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).